[KRISPY KREME DOUGHNUTS, INC. LETTERHEAD]

May 15, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Mara L. Ransom

Re:	Krispy Kreme Doughnuts, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 25, 2013
Response Dated May 13, 2013
File No. 001-16485

Ladies and Gentlemen:

     This letter is submitted in response to comments contained in the letter dated May 14, 2013 from Mara L. Ransom of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Darryl Marsch, Senior Vice President, General Counsel and Secretary of Krispy Kreme Doughnuts, Inc. (the “Company”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). The Company plans to include the information below in its proposed Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”).

     Capitalized terms used but not otherwise defined herein have the meanings given them in the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Approval of the Articles of Amendment to the Restated Articles of Incorporation (Item Number 3 on the Proxy Card), page 68

Section 382 Ownership Change Determination

May 15, 2013

Comment 1: We note your response to comment 4 in our letter dated May 10, 2013. Please revise to clarify for shareholders the nature and purpose of Section 382 ownership determinations and the consequences thereof to shareholders. For example:

  Please add disclosure to the first paragraph under the subject heading explaining why shareholders should consider the applicability of the Section 382 rules.

  Please revise the first sentence in the first bulleted point to clarify its meaning.

Response 1: In response to the Staff’s comment, the Company has revised the disclosure in the proposal beginning on page 68, “Approval of the Articles of Amendment to the Restated Articles of Incorporation (Item Number 3 on the Proxy Card),” of the Definitive Proxy Statement to include the following:

Section 382 Ownership Change Determinations

     The rules of Section 382 are very complex and shareholders are advised to consult their own advisors should they have questions regarding the applicability of the Section 382 rules to them. Generally, a Section 382 ownership change occurs if, over a rolling three-year period, there has been an aggregate increase of 50 percentage points or more in the percentage of our stock owned by one or more “5-percent shareholders.” If we experience a Section 382 ownership change, our annual use of the NOLs to offset future federal taxable income, and thereby reduce our federal income tax liabilities, could be substantially limited. The Protective Amendment restricts direct and indirect transfers of our stock that would create Section 382 “5-percent shareholders” or otherwise increase the percentage of stock that is owned by Section 382 “5-percent shareholders.”

     Ownership for Section 382 purposes is determined primarily by an economic test, while the SEC definition of “beneficial ownership” focuses generally on the right to vote or control disposition of the shares. In general, the Section 382 economic test looks to who has the right to receive dividends paid with respect to shares, and who has the right to receive proceeds from the sale or other disposition of shares. Section 382 also contains certain constructive ownership rules, which generally attribute ownership of stock held by estates, trusts, corporations, partnerships or other entities to the ultimate indirect individual owner of the shares, or to related individuals. Generally, a person’s direct or indirect economic ownership interest in shares (rather than record title, voting control or other factors) is taken into account for Section 382 purposes.

     For purposes of determining the existence and identity of, and the amount of stock owned by, any shareholder, the Internal Revenue Service permits us to rely on the existence or absence of filings with the SEC of Schedules 13D, 13F and 13G (or similar filings) as of any date, subject to our actual knowledge of the ownership of our common stock. Investors who file a Schedule 13G or Schedule 13D (or list our common stock in their Schedules 13F) may beneficially own 5% or more of our common stock for SEC reporting purposes but nonetheless may not be Section 382 “5-percent shareholders” and therefore their beneficial ownership will not result in a Section 382 ownership change.

May 15, 2013

     The factors that must be considered in determining whether a Section 382 “ownership change” has occurred include the following:

  All shareholders who each own less than 5% of the Company’s stock generally are aggregated into one or more “public groups,” each of which is treated as a Section 382 “5-percent shareholder.” Transactions in the public markets among shareholders who are members of a public group generally are excluded from the Section 382 calculation.

  Sales of our stock by a Section 382 “5-percent shareholder” may, in turn, create a separate public group that is also treated as a Section 382 “5-percent shareholder.”

  A public offering by us of our stock may create a new, separate public group that is treated as a Section 382 “5-percent shareholder” and therefore would contribute to an ownership change for Section 382 purposes.

  There are several rules regarding the aggregation and segregation of shareholders who otherwise do not qualify as Section 382 “5-percent shareholders.” Ownership of stock is generally attributed to its ultimate beneficial owner without regard to ownership by nominees, trusts, corporations, partnerships or other entities. Ownership is often attributed to pooled investment vehicles, such as mutual funds and hedge funds, but also to investment vehicles which coordinate their investment activities.

  Acquisitions by a person that cause the person to become a Section 382 “5-percent shareholder” generally result in a 5% (or more) change in ownership for Section 382 purposes, regardless of the size of the final purchase(s) that caused the threshold to be exceeded.

  Certain constructive ownership rules, which generally attribute ownership of stock owned by estates, trusts, corporations, partnerships or other entities to the ultimate indirect individual owner thereof, or to related individuals, are applied in determining the level of stock ownership of a particular shareholder. Special rules can result in the treatment of options (including warrants) or other similar interests as having been exercised if such treatment would result in an ownership change.

  The repurchase of shares by the Company may increase the ownership of any Section 382 “5-percent shareholders” (including groups of shareholders who are not themselves 5-percent shareholders) and can contribute to an ownership change. In addition, it is possible that a repurchase of shares by the Company could cause a holder of less than 5% to become a Section 382 “5-percent shareholder,” resulting in a 5% (or more) change in ownership for Section 382 purposes.

May 15, 2013

Closing

          The Company acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We hope that the above responses will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at 336.726.8822. Thank you for your time and attention.

Sincerely,

/s/ Darryl Marsch
Darryl Marsch
Senior Vice President, General Counsel and
Secretary

cc:	Christopher J. Gyves, Esq. Womble Carlyle Sandridge & Rice, LLP

Melissa Sawyer, Esq. Sullivan & Cromwell LLP